FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

Commission File Number: 333-110455

CTRIP.COM INTERNATIONAL, LTD.

3F, Building 63-64

No. 421 Hong Cao Road

Shanghai 200233, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

CTRIP.COM INTERNATIONAL, LTD.

Form 6-K

Page
Signature	3

Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen
Title:	President and Chief Financial Officer

Date: February 22, 2005

Exhibit 99.1

Ctrip Reports Fourth Quarter and Full Year 2004 Unaudited Financial Results

Shanghai, China, February 22, 2005 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading consolidator of hotel accommodations and airline tickets in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2004.

Highlights for the fourth quarter of 2004:

•	Net revenues were RMB98.5 million (US$11.9 million) in the fourth quarter of 2004, up 46% year-on-year.

•	Operating income was RMB33.0 million (US$4.0 million) in the fourth quarter of 2004, up 49% year-on-year.

•	Net income was RMB41.6 million (US$5.0 million) in the fourth quarter of 2004, up 69% year-on-year. Fully diluted earnings per ADS were RMB2.60 (US$0.31) against the original guidance of US$0.24 to US$0.25 per ADS.

•	Gross margin was 84% in the fourth quarter of 2004, compared to 83% in the same period in 2003. Operating margin remained at 33% in the fourth quarter of 2004, compared to the same period in 2003.

•	Net margin was 42% in the fourth quarter of 2004, up significantly from 37% in the same period in 2003.

Highlights for the full year 2004:

•	Net revenues were RMB333.8 million (US$40.3 million) in 2004. Net revenues for 2003 were RMB173.1 million (US$20.9 million), which were adversely affected by the Severe Acute Respiratory Syndrome (SARS) outbreak.

•	Operating income was RMB135.7 million (US$16.4 million) in 2004, compared to RMB58.1 (US$7.0 million) in 2003.

•	Net income was RMB133.1 million (US$16.1 million) in 2004. The diluted earnings per ADS were RMB8.46 (US$1.02). Net income in 2003 was RMB53.8 million (US$6.5 million).

•	Gross margin remained robust at 85% and operating margin increased to 41% in 2004 from 34% in 2003.

•	Net margin was 40% in 2004, up significantly from 31% in 2003.

“Ctrip’s strong performance in the fourth quarter capped another record year for the Company,” said James Liang, Chairman and CEO. “Through relentless focus on execution, we have maintained our dominant position in the travel consolidator market. During this quarter, the number of cumulative customers reached a major milestone, surpassing the one million mark. We also expanded our global reach by partnering with leading international suppliers.”

Commenting on Ctrip’s financial performance, Neil Shen, President and CFO, said, “Ctrip continues to build a solid track record of delivering consistent revenue growth and generating strong cash flow from operations. We achieved excellent year-on-year revenue growth in the fourth quarter of 2004. We are particularly pleased to see that our top line grew by 9% quarter-on-quarter even though the fourth quarter normally tends to be weaker than the third quarter due to seasonality of the travel industry.

Heading into 2005, we are confident that we will continue to grow at a healthy pace despite an anticipated seasonality effect in the first quarter, which is traditionally the slowest quarter of the year for business travel.”

Fourth Quarter and Full Year 2004 Financial Results

For the fourth quarter of 2004, Ctrip reported net revenues of RMB98.5 million (US$11.9 million), representing a 46% increase from the same period in 2003 and a 9% increase from the third quarter of 2004.

For the full year ended December 31, 2004, net revenues were RMB333.8 (US$40.3 million) compared to RMB173.1 million (US$20.9 million) in 2003, which were adversely affected by SARS.

Hotel reservation revenues totaled RMB78.1 million (US$9.4 million) in the fourth quarter of 2004, representing a 35% increase from the same period in 2003 and a 5% increase from the third quarter of 2004. The total number of hotel room nights booked was approximately 1.19 million for the fourth quarter of 2004, compared to approximately 880,000 room nights for the same period in 2003 and approximately 1.13 million room nights in the third quarter of 2004.

For the full year ended December 31, 2004, hotel reservation revenues were RMB276 million (US$33.4 million), an 80% increase from 2003. The hotel reservation revenues accounted for 78% of the total revenues in 2004, compared to 84% in 2003. The total number of hotel room nights booked was approximately 4.2 million in 2004, compared to approximately 2.4 million room nights booked in 2003.

Air ticket booking revenues for the fourth quarter of 2004 were RMB21.7 million (US$2.6 million), representing a 151% increase from the same period in 2003 and a 23% increase from the previous quarter of 2004. The total number of air tickets sold in the fourth quarter of 2004 was approximately 540,000, compared to approximately 240,000 for the same period in 2003 and approximately 490,000 air tickets sold in the third quarter of 2004.

For the full year ended December 31, 2004, air ticket booking revenues were RMB63.0 million (US$7.6 million), a 210% increase from 2003. The air ticket booking revenues accounted for 18% of the total revenues in 2004, compared to 11% in 2003. The total number of air tickets sold was approximately 1.7 million in 2004, compared to approximately 610,000 in 2003.

Packaged tour revenues for the fourth quarter of 2004 were RMB3.4 million (US$412,090), up 12% from the same period in 2003 and up 15% from the previous quarter of 2004.

For the full year ended December 31, 2004, packaged tour revenues were RMB10.5 million (US$1.3 million), a 119% increase from 2003. Packaged tour revenues remained at 3% of the total revenues from 2003 to 2004.

Gross margin was 84% in the fourth quarter of 2004, compared to 83% for the same period in 2003. Gross margin decreased from 86% in the third quarter of 2004, largely due to higher cost of services associated with year-end discretionary bonuses as determined in the fourth quarter of 2004. For the full year, the gross margin remained stable at 85% in 2004.

Operating expenses for the fourth quarter of 2004 were RMB50.1 million (US$6.0 million), an increase of 47% from the same period in 2003. The operating expenses increased by 34% from the previous quarter in 2004, partly due to the year-end discretionary bonuses as determined in the fourth quarter of 2004 and increase in professional service fees.

For the full year ended December 31, 2004, operating expenses were RMB149.7 million (US$18.1 million), a 67% increase from 2003.

Operating income for the fourth quarter of 2004 was RMB33.0 million (US$4.0 million), an increase of 49% from the same period in 2003. It decreased by 19% from the third quarter of 2004 due to higher operating expenses incurred in the fourth quarter of 2004.

For the full year ended December 31, 2004, operating income was RMB135.7 million (US$16.4 million), a 134% increase from RMB58.1 million in 2003.

Operating margin remained at 33% in the fourth quarter of 2004, compared to the same period in 2003. Operating margin decreased from 45% in the third quarter of 2004, partly due to higher operating expenses associated with year-end discretionary bonuses as determined in the fourth quarter and increase in professional service fees. For the full year, operating margin was 41% in 2004, up significantly from 34% in 2003.

Net income for the fourth quarter was RMB41.6 million (US$5.0 million), representing an increase of 69% from the same period in 2003 and 9% from the previous quarter of 2004. For the fourth quarter, the diluted earnings per ADS were RMB2.60 (US$0.31) and per ordinary share were RMB1.30 (US$0.16), respectively.

For the full year ended December 31, 2004, net income was RMB133.1 million (US$16.1 million), representing a 147% increase from 2003. For the full year, the diluted earnings per ADS were RMB8.46 (US$1.02) and per ordinary share were RMB4.23 (US$0.51), respectively.

Net margin was 42% in the fourth quarter of 2004, up significantly from 37% in the same period in 2003. Net margin remained flat against the previous quarter of 2004, as the lower operating income was partly offset by the preferential tax treatment for a subsidiary in Shanghai in November 2004. Net margin was 40% for the full year 2004, up significantly from 31% in 2003.

Ctrip Travel Information Technology (Shanghai) Co., Ltd (“Ctrip Travel Information”), one of Ctrip’s wholly-owned subsidiaries, historically enjoyed a preferential income tax rate of 15% as it is registered in Pudong New District, Shanghai. During the fourth quarter of 2004, Ctrip Travel Information obtained approval from the relevant tax bureau for full exemption of income tax for 2004 and a 50% reduction of the income tax statutory rate for the period from 2005 to 2007.

Accordingly, income tax previously paid for 2004 at the 15% rate was refunded and the amount has been reflected as a tax benefit for the fourth quarter of 2004.

Cash flow from operating activities was RMB57.5 million (US$7.0 million) in the fourth quarter of 2004, compared to RMB36.5 million (US$4.4 million) for the same period in 2003. Cash flow from operating activities was RMB56.7 million (US$6.8 million) in the previous quarter of 2004.

For the full year ended December 31, 2004, cash flow from operating activities was RMB161.5 million (US$19.5 million), compared to RMB74.1 million in 2003. As of December 31, 2004, the cash balance was RMB615.9 million (US$74.4 million), compared to RMB472 million (US$57.0 million) as of December 31, 2003.

Business Outlook

For the first quarter of 2005, the company expects healthy year-on-year revenue growth of 30-40%. Net income is expected to achieve a similar level of growth compared to the first quarter of 2004. The first quarter of each year is generally the most sluggish for business travel in China primarily as a result of the Chinese New Year Holidays, therefore the company expects revenues and net income in the first quarter of 2005 to decrease from the fourth quarter of 2004. However, the company looks forward to continuing its strong growth in 2005.

Conference Call

Ctrip’s management team will host a conference call at 8:00AM Eastern Time on February 22, 2005 (or 9:00PM on February 22, 2005 in the Shanghai/HK time zone) following the announcement.

The conference call will be available on Webcast live and replay at: http://english.ctrip.com/Public/IR.asp?ID=32. The call will be archived for 12 months at this website.

The dial-in details for the Live conference call: U.S. Toll Free Number +1-800-265-0241, International dial-in number +1-617-847-8704; Passcode 33156942.

A replay of the call will be available for 72 hours after the conclusion of the conference call. The dial-in details for the replay: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Passcode 84049912.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also

make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms      20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Ctrip’s historical losses, its limited operating history, declines or disruptions in the travel industry, the recurrence of SARS, Ctrip’s reliance on the relationships with hotel suppliers and airline ticket suppliers, fluctuations in quarterly operating results, failure of competing against new and existing competitors, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended. Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading consolidator of hotel accommodations and airline tickets in China. Ctrip aggregates information on hotels and flights and enable customers to make informed and cost-effective hotel and flight bookings. Ctrip targets primarily business and leisure travelers in China who do not travel in group. These travelers form a traditionally under-served yet fast-growing segment of the China travel industry. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China. Ctrip became a publicly traded company in December of 2003. Ctrip’s American Depositary Shares, or ADSs, each of which represents two ordinary shares of Ctrip, are currently traded on the Nasdaq National Market.

For further information

Yin Yin

Ctrip.com International, Ltd.

Tel: (852) 2169 0915/0912

Email: yinyin@ctrip.com

Ctrip.com International, Ltd.

Consolidated Balance Sheets

	December 31, 2003 RMB	December 31, 2004 RMB	December 31, 2004 USD
	(audited)	(unaudited)	(unaudited) (Note 1)
ASSETS
Current assets:
Cash	471,968,850	615,875,363	74,412,537
Accounts receivable	28,939,700	35,418,477	4,279,403
Due from related parties	611,640	59,252	7,159
Prepayments and other current assets	7,130,947	18,503,778	2,235,701
Deferred tax assets, current	541,300	1,009,403	121,960

Total current assets	509,192,437	670,866,273	81,056,760

Long-term loans to related parties	2,310,000	500,000	60,412
Long-term deposits	11,192,277	26,715,547	3,227,880
Property, equipment and software	23,279,247	31,897,651	3,854,002
Goodwill	9,515,849	9,515,849	1,149,743
Other intangible assets	1,715,253	1,222,353	147,690

Total assets	557,205,063	740,717,673	89,496,487

LIABILITIES
Current liabilities:
Accounts payable	14,694,057	30,150,303	3,642,881
Due to a related party	4,018,284	3,378,980	408,262
Salary and welfare payable	9,799,711	14,110,730	1,704,915
Taxes payable	9,270,024	23,421,257	2,829,850
Advances from customers	3,839,843	6,526,639	788,575
Provisions for customer reward program	4,708,670	10,462,103	1,264,073
Dividend payable	—	39,937,887	4,825,456
Other payables and accruals	17,586,657	10,755,790	1,299,558

Total current liabilities	63,917,246	138,743,689	16,763,570

Minority interests	563,655	602,616	72,810
Commitments and contingencies	—	—	—

Shareholders’ equity
Share capital	2,498,484	2,613,542	315,779
Additional paid-in capital	498,566,368	511,367,287	61,785,451
Statutory reserves	5,531,309	19,256,862	2,326,691
Deferred share-based compensation	(4,995,407)	(2,258,908)	(272,930)
Cumulative translation adjustments	1,575,733	1,382,060	166,986
Accumulated deficit/Retained Earnings	(10,452,325)	69,010,525	8,338,129

Total shareholders’ equity	492,724,162	601,371,368	72,660,106

Total liabilities and shareholders’ equity	557,205,063	740,717,673	89,496,487

Ctrip.com International, Ltd.

Consolidated Statements of Operations and Comprehensive Income

	Quarter Ended December 31, 2003 RMB	Quarter Ended September 30, 2004 RMB	Quarter Ended December 31, 2004 RMB	Quarter Ended December 31, 2004 USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited) (Note 1)
Revenues:
Hotel reservation	57,860,634	74,639,591	78,137,963	9,440,943
Air-ticketing	8,675,037	17,702,533	21,741,209	2,626,860
Packaged tour	3,053,684	2,968,102	3,410,665	412,090
Others	1,763,383	865,978	1,400,336	169,194

Total revenues	71,352,738	96,176,204	104,690,173	12,649,087

Less: business tax and related surcharges	(3,923,021)	(5,702,482)	(6,190,017)	(747,903)

Net revenues	67,429,717	90,473,722	98,500,156	11,901,184

Cost of services	(11,206,893)	(12,266,114)	(15,467,054)	(1,868,792)

Gross profit	56,222,824	78,207,608	83,033,102	10,032,392

Operating expenses:
Product development	(7,429,255)	(9,571,991)	(13,005,322)	(1,571,355)
Sales and marketing	(19,169,772)	(18,322,096)	(23,053,971)	(2,785,473)
General and administrative	(6,758,199)	(8,710,727)	(13,578,764)	(1,640,641)
Share-based compensation	(552,566)	(528,695)	(299,546)	(36,192)
Amortization of other intangible assets	(123,225)	(123,225)	(123,225)	(14,889)

Total operating expenses	(34,033,017)	(37,256,734)	(50,060,828)	(6,048,550)

Income from operations	22,189,807	40,950,874	32,972,274	3,983,842

Interest income	157,980	1,519,268	2,206,163	266,557
Other income (expense)	1,618,497	3,088,987	1,187,929	143,530

Income before income tax expense, minority interest and share of loss of joint venture companies	23,966,284	45,559,129	36,366,366	4,393,929

Income tax expense	716,887	(7,200,375)	5,263,622	635,972
Minority interests	(61,956)	(12,940)	(13,047)	(1,576)

Net income	24,621,215	38,345,814	41,616,941	5,028,325

Profit allocated to preferred shares	(11,811,211)

Net income attributable to ordinary shareholders	12,810,004	38,345,814	41,616,941	5,028,325

Other comprehensive income:
Translation adjustments	(1,387,875)	(35,381)	1,867,146	225,596

Comprehensive income	11,422,129	38,310,433	43,484,087	5,253,921

Earnings per ordinary share (Note 2)
- Basic	0.91	1.25	1.33	0.16
- Diluted	0.80	1.20	1.30	0.16

Earnings per ADS (Note 2)
- Basic	1.82	2.50	2.67	0.32
- Diluted	1.60	2.40	2.60	0.31

Weighted average ordinary shares outstanding
- Basic	14,064,565	30,733,186	31,190,543	31,190,543
- Diluted	15,979,518	32,083,140	32,065,061	32,065,061

Ctrip.com International, Ltd.

Consolidated Statements of Operations and Comprehensive Income

	2003 RMB	2004 RMB	2004 USD
	(audited)	(unaudited)	(unaudited) (Note 1)
Revenues:
Hotel reservation	153,388,686	276,042,944	33,352,618
Air-ticketing	20,322,986	63,005,651	7,612,596
Packaged tour	4,788,727	10,479,780	1,266,209
Others	4,178,419	4,500,698	543,792

Total revenues	182,678,818	354,029,073	42,775,215

Less: business tax and related surcharges	(9,532,290)	(20,208,996)	(2,441,732)

Net revenues	173,146,528	333,820,077	40,333,483

Cost of services	(25,654,057)	(48,475,283)	(5,856,979)

Gross profit	147,492,471	285,344,794	34,476,504

Operating expenses:
Product development	(20,683,821)	(37,959,208)	(4,586,384)
Sales and marketing	(47,571,050)	(72,863,325)	(8,803,640)
General and administrative	(19,190,803)	(36,401,461)	(4,398,171)
Share-based compensation	(1,583,409)	(1,958,022)	(236,576)
Amortization of other intangible assets	(388,156)	(492,900)	(59,554)

Total operating expenses	(89,417,239)	(149,674,916)	(18,084,325)

			—

Income from operations	58,075,232	135,669,878	16,392,179

Invest income
Interest income	400,557	5,542,520	669,670
Other income (expense)	5,093,203	4,469,974	540,080

Income before income tax expense, minority	63,568,992	145,682,372	17,601,929

Share of loss of joint venture companies	573,423	—	—
Income tax expense	(10,249,404)	(12,517,121)	(1,512,369)
Minority interests	(79,496)	(38,961)	(4,707)

Net income	53,813,515	133,126,290	16,084,853

Accretion for Series B Redeemable Convertible Preferred Shares	(12,365,534)	—	—
Deemed dividends to holders of Series A and Series B Preferred Shares for spin-off of joint venture company	(2,829,064)	—	—
Deemed dividends upon repurchase of Preferred Shares	(35,336,150)	—	—

Net income attributable to ordinary share	3,282,767	133,126,290	16,084,853

Other comprehensive income:
Translation adjustments	1,474,545	193,673	23,400

Comprehensive income	55,288,060	133,319,963	16,108,253

Earnings per ordinary share (Note 2)
- Basic	0.13	4.33	0.52
- Diluted	0.11	4.23	0.51

Earnings per ADS (Note 2)
- Basic	0.26	8.66	1.05
- Diluted	0.22	8.46	1.02

Weighted average ordinary shares outstanding
- Basic	10,605,957	30,712,466	30,712,466
- Diluted	12,312,207	31,504,702	31,504,702

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the noon buying rate of USD1.00=RMB8.2765 on December 31, 2004 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2: In March 2004, the Emerging Issues Task Force reached a consensus on Issue No. 03-06 - “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-06”). EITF No. 03-06 provides guidance regarding the computation of earnings (loss) per share by companies that have issued securities other than common share that entitle the holder to participate in dividends and earnings (loss) of the company. In addition, EITF No. 03-06 provides guidance on what constitutes a participating security and requires the application of the two-class method in determining earnings (loss) per share. EITF No. 03-06 is effective for the quarter ended June 30, 2004. EITF No. 03-06 requires prior period earnings (loss) per share amounts to be restated to conform to the consensus to ensure comparability on a period-over-period basis. Accordingly, EITF No. 03-06 has been applied to all periods presented and prior period earnings per share have been adjusted when necessary.